May 30, 2018

VIA FEDEX AND EDGAR TRANSMISSION

Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	FinTech Acquisition Corp. II

Amendment No. 1 to Registration Statement on Form S-4

Filed May 9, 2018

File No. 333-223936

Dear Ms. Ransom:

On behalf of FinTech Acquisition Corp. II, a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated May 25, 2018 relating to Amendment No. 1 to the Registration Statement on Form S-4 of the Company (the “Form S-4”) filed with the Commission on May 9, 2018. We are concurrently filing via EDGAR Amendment No. 2 to the Form S-4 (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment submitted concurrently herewith.

Questions & Answers about the Proposals for Stockholders, page 3

Why am I receiving this proxy statement/prospectus?, page 3

1.	Please update the ownership percentages here and on pages 14, 46, and 95 to reflect the most recent estimate of the number of shares you will issue as part of the merger consideration. We note your revised cover page disclosure that you will issue “an estimated 17.5 million shares of our common stock assuming the Merger is completed on June 30, 2018, the anticipated closing date.”

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4, 14, 48 and 98 of the Draft Amendment in response to the Staff’s comment.

Proposal No. 1 — The Merger Proposal, page 64

The Merger Agreement, page 64

Shareholders Agreement, page 75

2.	We note that in response to comment 13, you have added disclosure to page 75 stating: “It is anticipated that concurrently with the closing of the Merger, Interwire LLC will make a distribution of the Common Stock Merger Consideration to its members in accordance with their respective equity interests in Interwire LLC.” Please confirm to us that Interwire LLC will make the distribution of your shares to its members pursuant to an exemption from registration, tell us which exemption it will use, and explain why the exemption is available. Otherwise, please revise your proxy statement/prospectus to identify Interwire LLC as an underwriter with respect to the distribution or provide us with your analysis as to why Interwire LLC is not an underwriter within the meaning of Securities Act Section 2(a)(11).

The Company acknowledges the Staff’s comment. The proposed distribution of the Common Stock Merger Consideration by InterWire Topco, LLC (“Interwire LLC”) to its members (the “Distribution”) is a pro rata in-kind distribution for no consideration made pursuant to the Amended and Restated Limited Liability Agreement of Interwire LLC, dated as of February 1, 2017 (the “LLC Agreement”). As a pro rata in-kind distribution for no consideration, the Distribution does not involve an offer to sell or offer to buy a security, or the sale of a security, and as such, is not required to be made pursuant to an exemption from registration under the Securities Act.

The Distribution will be made to the current members of Interwire LLC (the “Investors”) in accordance with the terms of the LLC Agreement as an in-kind distribution for no consideration, ratably to each Investor based on the economic interest of each Investor in Interwire LLC. As such, the Distribution is akin to a non-cash dividend on the equity interests of Interwire LLC, rather than an offer to buy the Common Stock Merger Consideration or the sale of the Common Stock Merger Consideration. Additionally, the current members of Interwire LLC will have an economic interest in the Common Stock Merger Consideration immediately upon consummation of the Merger (through their membership interests in Interwire LLC) and as a result of the Distribution, will simply obtain direct ownership of an asset (the Common Stock Merger Consideration) that would otherwise be indirectly owned by them. Following the consummation of the Merger and distribution of the Merger Consideration to the Investors, it is anticipated that Interwire LLC will proceed with an orderly wind down and dissolution.

The Staff has granted no-action relief in a series of letters involving closely held investment entities making pro rata in-kind distributions to their investors of the shares of portfolio companies for no consideration (see, e.g., Hale and Dorr (available June 12, 1991); Merrill Lynch Capital Appreciation Fund II (available September 28, 1994); and Abacus Investments Ltd. (available October 5, 2007)). While the no-action relief requested and granted in these letters is generally limited to the question of whether the investors that receive restricted securities in the distribution are permitted under Rule 144 under the Securities Act to tack the holding period of the distributing entity, the rationale for permitting such tacking supports the broader proposition that no “sale” is involved in such distributions. The rationale is that, prior to the distribution, each investor is the true economic owner of, and bears the investment risk with respect to, the distributed shares.

Further, the Staff has granted no-action relief in certain cases involving in-kind distributions of shares in connection with the liquidation of a holding company where such distributions have been effected without registration on the basis that no “sale” has occurred within the meaning of Section 2(a)(3) of the Securities Act (see, e.g., Triad Guaranty, Inc. (available August 12, 2005), TB&C BancShares, Inc. (available July 25, 2001) and Virginia Pacific Corp. (available March 13, 1985)). The main rationale for concluding that no “sale” has occurred is the same as the rationale for permitting tacking under Rule 144 in the series of letters referred to above (i.e., that no meaningful change in beneficial ownership has taken place because the shareholders merely receive that which they already indirectly own).

In addition, these request letters note that certain information will be provided to the investors receiving shares in the distribution. The Company notes that the Company is currently a reporting company and has filed the Form S-4 describing the Company, Intermex and the Merger. Therefore, information about both the Company and Intermex is publicly available for the Investors. Moreover, the Investors consist of an investment fund managed by an affiliate of Stella Point and current management and employees of Intermex who contributed equity interests in Intermex’s predecessor to Interwire LLC in connection with the Stella Point Acquisition. Accordingly, adequate information about the Distribution, the Company and Intermex is available to the Investors.

In addition, the Distribution does not involve an offer to sell or offer to buy a security, or the sale of a security, as the Investors are not making an investment decision with respect to the Common Stock Merger Consideration. Interwire LLC is a closely held limited liability company, formed for the purpose of acquiring the common stock of Intermex in connection with consummation of the Stella Point Acquisition on February 1, 2017. Since the formation and initial capitalization of Interwire LLC, the only equity interests issued by Interwire LLC have been profits interests awarded to employees of Intermex as incentive compensation (not for capital raising purposes). In addition, the members of Interwire LLC are entitled, pursuant to Section 4.3 of the LLC Agreement, to vote only on those actions or matters submitted by the Board, in its sole and absolute discretion, for the members’ consent or approval. Interwire LLC’s Board did not submit the Merger Agreement to a vote of its members. The sole assets of Interwire LLC are the shares of common stock of Intermex acquired by it in the Stella Point Acquisition and, upon consummation of the Merger, Interwire LLC’s sole assets will be the Merger Consideration. Accordingly, the Investors’ investment decision with respect to the Common Stock Merger Consideration was made at the time the Investors first acquired their interests in Interwire LLC in connection with the Stella Point Acquisition. Such members did not make any decision to pursue the Merger or receive the Distribution as a result of the consummation of the Merger.

Based on the above, the Distribution does not involve an offer to sell or an offer to buy any security, or the sale of any security, for purposes of Section 5 of the Securities Act, and as such, is not required to be made pursuant to an exemption from registration under the Securities Act.

Because the Distribution does not constitute an offer to sell or an offer to buy any security, or the sale of any security, the Company does not believe Interwire LLC is an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Section 2(a)(11) defines the term “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security….” The Company does not believe that Interwire LLC is an underwriter for the following key reasons:

●	Interwire LLC was formed in December 2015 by its financial sponsor, Stella Point, not for the purposes of offering or selling securities of an issuer, but as a single-purpose investment vehicle for the sole purpose of effecting the long-term investment by the Investors in Intermex and not with a view to distribution of Intermex securities. Since the closing of the Stella Point Acquisition, Interwire LLC has not disposed of any of its shares in Intermex and has subsequently borne the full market risk of its investment. Interwire LLC owns no assets other than its interest in Intermex, has no operations of its own.

●	The members of Interwire LLC are not making any current investment decision. None of the Investors has acquired any interest in Interwire LLC since the closing of the Stella Point Acquisition on February 1, 2017, other than profits interests awarded as incentive compensation to existing employees of Intermex. Additionally, most of the members of Interwire LLC have no ability to vote on or influence Interwire LLC’s disposition of the shares of Intermex common stock it owns and were not included in the decision to enter into the Merger Agreement, as Interwire LLC’s Board did not submit the Merger Agreement to a vote of its members. Therefore, such members did not make any new investment decision to pursue the Merger or to receive the Distribution.

●	Interwire LLC is not in the business of underwriting securities offerings, has not acted as a broker or dealer of securities and is not affiliated with any broker or dealer of securities. As described above, Interwire LLC is a closely held investment vehicle that was established for the sole purpose of facilitating the investment in Intermex’s business by the Investors. No placement fees or other commissions were or will be paid to Interwire LLC, the Investors or any of their respective affiliates in connection with the Merger or the Distribution. Rather, Interwire LLC is merely an investment vehicle acting on behalf of its investors, its investment in Intermex was made solely for investment purposes.

For these reasons, the Company believes Interwire LLC should not be considered an underwriter with respect to the Distribution.

Background of the Merger, page 76

3.	We note your revisions in response to comment 18, including your revised disclosure on page 79 which clarifies that you discussed “changes to the mix of cash and common stock payable” with Intermex at the September 13, 2017 meeting. Please expand your disclosure to describe the negotiations surrounding the mix of cash and stock consideration to be issued.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 81, 82 and 84 of the Draft Amendment in response to the Staff’s comment.

4.	We note that in response to comment 16, you have provided disclosure on page 78 regarding Cantor Fitzgerald’s role in the merger discussions. Please further expand this disclosure to clarify that, as you indicate on page F-9, Cantor Fitzgerald will not be entitled to any deferred IPO compensation if you do not consummate a business combination by January 25, 2019 and to disclose what, if any, consideration the Board gave to Cantor Fitzgerald’s role in light of this conflict of interest.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 81 of the Draft Amendment in response to the Staff’s comment.

Information about Intermex, page 134

Overview, page 134

5.	We reviewed your response and revisions made in response to comment 28. Please revise to present Net Income prior to Adjusted EBITDA. Refer to Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. In addition, please revise to present reconciliations which shall be quantitative, to the extent available without unreasonable efforts, of the differences between 2012 through 2014 adjusted EBITDA with the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

The acknowledges the Staff’s comment and has revised the disclosure on pages 137 and 138 of the Draft Amendment to remove graphical presentations, to present Net Income prior to Adjusted EBITDA and to reference reconciliations for all applicable periods in response to the Staff’s comment.

Financial Statements, page F-1

6.	Please update the financial statements and financial information included in the filing to include interim periods ended March 31, 2018 and March 31, 2017. Refer to Rule 3-01 of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the Draft Amendment in response to the Staff’s comment.

* * * * *

If you have any questions regarding this letter, please contact Derick Kauffman, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ James J. McEntee, III
James J. McEntee, III President and Chief Financial Officer FinTech Acquisition Corp. II

cc:	Derick Kauffman, Esquire

Ledgewood, PC

Adam Phippen
Jim Allegretto
Parhaum J. Hamidi

Lisa M. Kohl

U.S. Securities and Exchange Commission